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Winchester Fresh Market & Event Venue

Multiplex

105 N High st
Winchester, TN 37398
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Winchester Fresh Market & Event Venue is seeking investment to complete buildout at the new location & purchase equipment.
Adding A Location
THE TEAM
Jonathan Austin
Owner/ Executive Chef

I am a 25 year high volume restaurant & catering veteran. I started my own catering business in 2016 and have been operational sense inception. We have had amazing growth the last few years and are looking to move our off premises catering to a brick and mortar location. With multiple services under one roof. I have worked for many large corporate restaurant companies as their Executive Chef Partner & understand all of the operational needs to fully support a multi-million dollar operation. My past employers are Seasons 52 (Darden Restaurants) & Kona Grill just to name a few. I currently also own a small fresh market in Lynchburg, Tn. Just one block from Jack Daniels. Some of the needed equipment for this new venture is already purchased and I will be also investing current business assets to help this new venture off the ground. Our Mainvest funds will help purchase the initial tenant build out materials & labor of the build out, as well as help purchase equipment and furnishings for our facility. Our landlord is investing over 2 million in building renovations, upgrades and code modifications. We are super excited to bring this all together. I am always happy to talk about my ideas. Please do not hesitate with any questions or thoughts. I look forward to hearing from all of the investors & potential investors.

OUR STORY

Winchester Fresh Market & Event Venue is a community driven & locally focused, fresh market, cafe & events venue with fresh local produce, artisan goods & delicious eats, in addition to an industrial cheek events venue. We've secured our Winchester, Tn location and are running an investment campaign to allow our community to share in our buildout and future growth.

We are excited to be a part of the rich history & community of southern middle Tennessee.
We strive to offer a communal space for the locals to shop, dine, celebrate & relax.
While also supporting our local community in every way possible, creating jobs & community wholesomeness.
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LOCATION OPPORTUNITY - GREATER WINCHESTER, TN

The Winchester & surrounding Southern Middle Tennessee areas are largely underserved food, beverage & tourist markets. With Nashville just a short drive away and the epicenter of growth & listed in the top ten places to move to in 2021 & 2022. There is a large need for communal development for restaurants, shops & community hubs, The majority of these types of establishments are located in the more urban/metro areas. Nashville, Murfreesboro, Franklin, in the Middle Tennessee area. We seek to work in conjunction with The Tennessee Main Street Program to bring economic development to the more rural main streets of Tennessee.

Our mixed-use building provides a communal place for all ages & all types of events. The Winchester community offers a built in customer base with full-time & seasonal residences
Within the community of Winchester 11.7 sq miles of our location, the total population is 9,546 - tbd that live in Winchester seasonally with in the lake communities with a median age of 40.5 - 61.5

The median household income is $48k-tbd, and growing with the number of remote workers within Winchester & its lake side communities.

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BUILDING RENDERINGS

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OUR MODEL - THE FRESH MARKET

The Fresh Market @ Winchester Fresh Market is focused on offering a wide variety of local produce, fresh baked goods & artisan products from the surrounding community. Accompanied by a robust support system & program for the greater Winchester area.

The current local produce & artisan goods market is under developed & minimal in products. WFM wants to support the local agriculture market & artisan craftsmen by offering a communal market to show case approved local goods, produce & products. While focusing on quality & fair price over quantity.

By partnering with local farmers & craftsmen WFM is establishing a communal place to shop & support local businesses while enriching the community's vitality. WFM is establishing itself as a brand known for fresh flavors, local goods & southern hospitality service that inspire return customers.

In addition to the artisan crafted WFM products & pre-packaged food onsite, WFM will encourage patrons to shop local merchants to embrace the entire Winchester community.

OUR MODEL - THE CAFE

The Cafe @ Winchester Fresh Market will craft delicious eclectic eats at a reasonable cost for the local community of Winchester. While featuring a craft cocktail & beer bar. Offering a wide variety of locally crafted beers, wines & spirits. The Cafe will focus on using fresh locally sourced products, as well as feature a twice a month Sunday brunch buffet & weekly instructor led cooking, baking & beverage classes.

The current dinning market is either quick service establishments or overly priced restaurants for the average Winchester family. WFM wants to bridge the gap between reasonably priced food that is both nutrition's & delicious.

By using precise production methodology, creativity & menu cross utilization, WFM is establishing itself as a brand known for delicious eats at a reasonable price & southern hospitality that is sure to create return customers.

In addition to dinning in, WFM will offer patrons online ordering, counter side take out & delivery to anywhere in the lake side community of Winchester.

OUR MODEL - THE EVENT VENUE

The Winchester Fresh Market Event Venue is focused on simplifying weddings & events by reducing the overall cost of large & small events. We will offer all-inclusive services or bring your own. With onsite rentals, decor, catering & much more. We hope to help reduce the overhead for all types of events, large and small. For the Winchester & Middle Tennessee community.

The current Middle Tennessee venue market is saturated with venues that offer the bear minimum for a high dollar return. WFM will set its self apart from other local venues by offering a more inclusive services under one roof for a fair price. The national average cost of a wedding is around $45k we hope to bring that down to $30k-$35k with our venue & services.

By offering in-house services like catering, baking, decor, rentals, planning & much more we can reduce the overall cost to for potential clients by 25% . Enticing more clients to travel to a more rural market for their events.

In addition to weddings & large events , WFM will encourage customers to return for other life events (business meetings, baby showers, graduations etc.) . WFM also wants our returning customers shop locally & enjoy the lake life in the community of Winchester.

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PITCH DECK

SOME OF OUR LOCAL GOODS, DELICIOUS EATS & EVENTS

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Build Out $47,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$892,800	$982,080	$1,080,288	$1,188,317	$1,307,149
Cost of Goods Sold	$85,000	$93,500	$102,850	$113,135	$124,448
Gross Profit	$807,800	$888,580	$977,438	$1,075,182	$1,182,701

EXPENSES

Rent $145,125 $298,957 $307,926 $317,164 $326,678
Utilities $15,000 $16,500 $18,150 $19,965 $21,961
Salaries $100,000 $125,000 $143,750 $150,937 $158,483
Insurance $6,500 $6,500 $6,500 $6,500 $6,500
Equipment Lease $10,000 $10,000 $10,000 $10,000 $10,000
Repairs & Maintenance $5,000 $6,500 $6,500 $7,000 $8,000
Legal & Professional Fees $10,000 $10,000 $10,000 $10,000 $10,000
Operating Profit $516,175 $415,123 $474,612 $553,616 $641,079

This information is provided by Winchester Fresh Market & Event Venue. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
Winchester Fresh Market & Event Venue Proposal.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends January 13th, 2023
Summary of Terms
Legal Business Name Winchester Fresh Market LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $20,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 1.5%-3.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date June 30th, 2028
Financial Condition
Historical milestones

Winchester Fresh Market & Event Venue has been operating since [Month, Year] and has since achieved the following milestones:

Opened location in [City, State]
Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].
Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].
Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Winchester Fresh Market & Event Venue to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Winchester Fresh Market & Event Venue operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Winchester Fresh Market & Event Venue competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Winchester Fresh Market & Event Venue's core business or the inability to compete successfully against the with other competitors could negatively affect Winchester Fresh Market & Event Venue's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Winchester Fresh Market & Event Venue's management or vote on and/or influence any managerial decisions regarding Winchester Fresh Market & Event Venue. Furthermore, if the founders or other key personnel of Winchester Fresh Market & Event Venue were to leave Winchester Fresh Market & Event Venue or become unable to work, Winchester Fresh Market & Event Venue (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Winchester Fresh Market & Event Venue and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Winchester Fresh Market & Event Venue is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Winchester Fresh Market & Event Venue might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Winchester Fresh Market & Event Venue is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Winchester Fresh Market & Event Venue

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Winchester Fresh Market & Event Venue's financial performance or ability to continue to operate. In the event Winchester Fresh Market & Event Venue ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Winchester Fresh Market & Event Venue nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Winchester Fresh Market & Event Venue will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Winchester Fresh

Market & Event Venue is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Winchester Fresh Market & Event Venue will carry some insurance, Winchester Fresh Market & Event Venue may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Winchester Fresh Market & Event Venue could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Winchester Fresh Market & Event Venue's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Winchester Fresh Market & Event Venue's management will coincide: you both want Winchester Fresh Market & Event Venue to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Winchester Fresh Market & Event Venue to act conservative to make sure they are best equipped to repay the Note obligations, while Winchester Fresh Market & Event Venue might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Winchester Fresh Market & Event Venue needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Winchester Fresh Market & Event Venue or management), which is responsible for monitoring Winchester Fresh Market & Event Venue's compliance with the law. Winchester Fresh Market & Event Venue will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Winchester Fresh Market & Event Venue is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Winchester Fresh Market & Event Venue fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Winchester Fresh Market & Event Venue, and the revenue of Winchester Fresh Market & Event Venue can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Winchester Fresh Market & Event Venue to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Winchester Fresh Market & Event Venue. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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